Exhibit 99.2

Select Income REIT

Fourth Quarter 2014

Supplemental Operating and Financial Data

SIR
LISTED
NYSE



All amounts in this report are unaudited.

301, 401, 501 Elliott Ave West, Seattle, WA
Square Feet: 299,643
F5 Networks (NASDAQ: FFIV) Corporate Headquarters

TABLE OF CONTENTS





WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

• THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, EXTEND OR RENEW THEIR LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

• OUR ACQUISITIONS OF PROPERTIES,

• OUR SALES OF PROPERTIES,

• OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

• THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN RENTS ARE RESET AT OUR LEASED LANDS IN HAWAII,

• OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

• THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

• OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,

• OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

• OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

• OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

• THE CREDIT QUALITIES OF OUR TENANTS,

• OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY BY PARTICIPATING IN AFFILIATES INSURANCE COMPANY, OR AIC, WITH REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND COMPANIES TO WHICH RMR PROVIDES MANAGEMENT SERVICES, AND

• OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

• THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

• COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, GOVERNMENT PROPERTIES INCOME TRUST, OR GOV, RMR, SENIOR HOUSING PROPERTIES TRUST, OR SNH, AIC AND THEIR RELATED PERSONS AND ENTITIES, AND

• ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

• OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS AND PAYMENTS OF PRINCIPAL AND INTEREST ON OUR NOTES, OR OUR OTHER INDEBTEDNESS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES,

• CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS, IF ANY, MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,



WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,

- A MAJORITY OF OUR HAWAII PROPERTIES ARE LANDS LEASED FOR RENTS THAT ARE PERIODICALLY RESET BASED ON FAIR MARKET VALUES. THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA PRESENTATION REFLECTS THAT REVENUES FROM OUR PROPERTIES IN HAWAII HAVE GENERALLY INCREASED DURING OUR OWNERSHIP AS THE LEASES FOR THOSE PROPERTIES HAVE BEEN RESET OR RENEWED. THERE CAN BE NO ASSURANCE THAT REVENUES FROM OUR HAWAII PROPERTIES WILL INCREASE AS A RESULT OF FUTURE RENT RESETS OR LEASE RENEWALS, AND FUTURE RESET RENTS COULD DECREASE,

- WE MAY NOT SUCCEED IN DIVERSIFYING OUR TENANTS AND ANY DIVERSIFICATION WE MAY ACHIEVE MAY NOT MITIGATE OUR PORTFOLIO RISKS OR IMPROVE THE SECURITY OF OUR REVENUES OR OUR OPERATING PERFORMANCE,

- THE UNEMPLOYMENT RATE IN THE UNITED STATES MAY BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE IS REDUCED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,

- OUR BELIEF THAT THERE IS A LIKELIHOOD THAT TENANTS MAY RENEW OR EXTEND OUR LEASES WHEN THEY EXPIRE WHENEVER THEY MAY HAVE MADE SIGNIFICANT INVESTMENTS IN THE LEASED PROPERTIES, OR BECAUSE THOSE PROPERTIES MAY BE OF STRATEGIC IMPORTANCE TO THEM, MAY NOT BE REALIZED,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN MAY BE INCREASED TO UP TO $2.2 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON THE PAYMENT OF A FEE AND MEETING CERTAIN OTHER CONDITIONS. WE CAN PROVIDE NO ASSURANCE THAT THE APPLICABLE CONDITIONS WILL BE MET,

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH RMR, AIC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE, AND

- THE MARGINS USED TO DETERMINE THE INTEREST RATE ON OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN AND THE FACILITY FEE WE PAY ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST WE PAY TO CHANGE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION

7958 South Chester Street, Centennial, CO
Square Feet: 167,917
United Launch Alliance Headquarters





COMPANY PROFILE

The Company:

Select Income REIT, or SIR, we, our or us, is a real estate investment trust, or REIT, which owns and invests in lands and properties that are primarily net leased to single tenants. As of December 31, 2014, we owned 51 properties (281 buildings, leasable land parcels and easements) with approximately 27.7 million rentable square feet located in 22 states, including 11 properties (229 buildings, leasable land parcels and easements) with approximately 17.8 million square feet which are primarily leasable industrial and commercial lands located in Hawaii.

On January 29, 2015, we completed our acquisition of Cole Corporate Income Trust, Inc., or CCIT, for total consideration of approximately $3.0 billion, including the assumption of approximately $297.7 million of mortgage debt principal and excluding acquisition costs. Concurrently with the transaction's close, we sold 23 properties included in CCIT's property portfolio to Senior Housing Properties Trust, or SNH, for approximately $539.0 million (including the assumption of approximately $30.0 million of mortgage debt) resulting in a net purchase price to us of approximately $2.4 billion for 64 office and industrial single tenant net leased properties. **Unless otherwise expressly stated, the information and data in this presentation is based on our business and properties as of December 31, 2014 and periods ending on or prior to that date and does not give effect to our acquisition of CCIT or its related financing.**

Management:

SIR is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2014, RMR managed a large portfolio of publicly owned real estate, including approximately 1,050 properties located in 48 states, Washington, D.C., Puerto Rico and Canada. In addition to managing SIR, RMR manages Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S. and owned 35.9% of our common shares as of December 31, 2014, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. In addition, RMR provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company that is a tenant of SNH and that manages certain of SNH's senior living communities, and TravelCenters of America LLC, an operator of travel centers, which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $19 billion as of December 31, 2014. We believe that being managed by RMR is a competitive advantage for SIR because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – SIR

Issuer Ratings:

Moody's – Baa2
Standard & Poor's – BBB-

Portfolio Data (as of 12/31/2014):
(dollars and sq. ft. in 000s)

Total properties	51
Total sq. ft.	27,686
Percent leased	96.4%
Q4 2014 total revenue	$ 56,395
Q4 2014 Cash Basis NOI [1]	$ 42,501
Q4 2014 Normalized FFO [1]	$ 39,029

[1] See Exhibits A and C for the calculations of NOI, Cash Basis NOI, FFO and Normalized FFO and a reconciliation of those amounts to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.



INVESTOR INFORMATION

Board of Trustees

Senior Management

David M. Blackman
President and Chief Operating Officer

John C. Popeo
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo, Treasurer and Chief Financial Officer, at (617) 796-8303 or jpopeo@sirreit.com.

Investor and media inquiries should be directed to Jason Fredette, Director, Investor Relations at (617) 796-8320 or jfredette@sirreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(646) 855-5808
james.feldman@baml.com

MLV & Co.
Jonathan Petersen
(646) 556-9185
jpetersen@mlvco.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

RBC Capital Markets
Rich Moore
(440) 715-2646
rich.moore@rbccm.com

Wells Fargo Securities, LLC
Brendan Maiorana
(443) 263-6516
brendan.maiorana@wellsfargo.com

Rating Agencies

Moody's Investors Service
Griselda Bisono
(212) 553-4985
griselda.bisono@moodys.com

Standard & Poor's
Jaime Gitler
(212) 438-5049
jaime.gitler@standardandpoors.com

SIR is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



45101, 45201, 45301 Warp Drive, Sterling, VA
Square Feet: 337,228
Orbital ATK (NYSE: OA) Corporate Headquarters

Building 1

FINANCIAL INFORMATION

KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Shares Outstanding:					
Common shares outstanding (at end of period) [1]	59,960	59,950	59,889	49,868	49,830
Weighted average common shares outstanding - basic [1]	59,886	59,857	54,136	49,822	49,787
Weighted average common shares outstanding - diluted [1][2]	59,956	59,910	54,190	49,930	49,863
Common Share Data:					
Price at end of period	$ 24.41	$ 24.05	$ 29.64	$ 30.27	$ 26.74
High during period	$ 25.45	$ 30.20	$ 31.47	$ 30.52	$ 28.16
Low during period	$ 22.65	$ 24.02	$ 27.77	$ 26.26	$ 24.77
Annualized dividends paid per share [3]	$ 1.92	$ 1.92	$ 1.92	$ 1.84	$ 1.84
Annualized dividend yield (at end of period) [3]	7.9%	8.0%	6.5%	6.1%	6.9%
Annualized Normalized FFO multiple (at end of period) [4]	9.4x	9.2x	11.3x	10.4x	10.2x
Annualized NOI [5] / total market capitalization	9.6%	9.9%	8.4%	7.7%	8.5%
Market Capitalization:					
Total debt (book value)	$ 445,816	$ 433,952	$ 443,103	$ 714,232	$ 536,147
Plus: market value of common shares (at end of period)	1,463,624	1,441,798	1,775,110	1,509,504	1,332,454
Total market capitalization	$ 1,909,440	$ 1,875,750	$ 2,218,213	$ 2,223,736	$ 1,868,601
Total debt / total market capitalization	23.3%	23.1%	20.0%	32.1%	28.7%
Book Capitalization:					
Total debt	$ 445,816	$ 433,952	$ 443,103	$ 714,232	$ 536,147
Plus: total shareholders' equity	1,480,447	1,482,099	1,486,303	1,201,988	1,198,691
Total book capitalization	$ 1,926,263	$ 1,916,051	$ 1,929,406	$ 1,916,220	$ 1,734,838
Total debt / total book capitalization	23.1%	22.6%	23.0%	37.3%	30.9%
Selected Balance Sheet Data:					
Total assets	$ 1,993,231	$ 1,989,842	$ 1,996,891	$ 1,984,315	$ 1,801,859
Total liabilities	$ 512,784	$ 507,743	$ 510,588	$ 782,327	$ 603,168
Gross book value of real estate assets [6]	$ 2,007,941	$ 1,992,887	$ 1,992,132	$ 1,782,463	$ 1,782,309
Total debt / gross book value of real estate [6]	22.2%	21.8%	22.2%	40.1%	30.1%

[1] In the second quarter of 2014, we sold 10,000 of our common shares in a public offering.

[2] Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares under our business management agreement with RMR, if any.

[3] The amounts stated reflect the amounts paid during the period.

[4] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income determined in accordance with GAAP to those amounts.

[5] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[6] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

KEY FINANCIAL DATA (CONTINUED)



(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Selected Income Statement Data:					
Total revenues	$ 56,395	$ 56,700	$ 56,557	$ 53,028	$ 49,933
NOI [1]	$ 45,842	$ 46,418	$ 46,572	$ 43,049	$ 39,723
NOI margin [2]	81.3%	81.9%	82.3%	81.2%	79.6%
Adjusted EBITDA [3]	$ 42,503	$ 43,090	$ 43,498	$ 40,175	$ 36,720
Net income	$ 26,887	$ 23,742	$ 30,208	$ 25,058	$ 24,079
Normalized FFO [4]	$ 39,029	$ 39,297	$ 39,228	$ 36,385	$ 32,659
Common distributions paid [5]	$ 28,777	$ 28,748	$ 23,938	$ 22,922	$ 22,922
Per Share Data:					
Net income - basic and diluted	$ 0.45	$ 0.40	$ 0.56	$ 0.50	$ 0.48
Normalized FFO - basic [4]	$ 0.65	$ 0.66	$ 0.72	$ 0.73	$ 0.66
Normalized FFO - diluted [4]	$ 0.65	$ 0.66	$ 0.72	$ 0.73	$ 0.65
Common distributions paid [5]	$ 0.48	$ 0.48	$ 0.48	$ 0.46	$ 0.46
Normalized FFO payout ratio [4]	73.7%	73.2%	61.0%	63.0%	70.2%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	14.4x	14.2x	12.0x	12.0x	11.2x
Total Debt / annualized Adjusted EBITDA [3]	2.6x	2.5x	2.5x	4.4x	3.7x

[1] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[2] NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[3] See Exhibit B for the calculation of Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to that amount. Adjustments were made to the prior period amounts to conform to the current period Adjusted EBITDA calculation.

[4] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income determined in accordance with GAAP to those amounts.

[5] The amounts stated reflect the amounts paid during the period.

CONSOLIDATED BALANCE SHEETS



(dollars in thousands, except per share data)

	December 31,		
	2014		2013
ASSETS			
Real estate properties:			
Land	$ 756,160	$	732,509
Buildings and improvements	1,110,683		913,948
	1,866,843		1,646,457
Accumulated depreciation	(94,333)		(67,223)
	1,772,510		1,579,234
Acquired real estate leases, net	120,700		129,426
Cash and cash equivalents	13,504		20,025
Restricted cash	42		42
Rents receivable, including straight line rents of $64,894 and $48,856, respectively,			
net of allowance for doubtful accounts of $1,664 and $936, respectively	68,385		55,335
Deferred leasing costs, net	6,196		5,599
Deferred financing costs, net	3,416		4,834
Other assets	8,478		7,364
Total assets	$ 1,993,231	$	1,801,859
LIABILITIES AND SHAREHOLDERS' EQUITY			
Revolving credit facility	$ 77,000	$	159,000
Term loan	350,000		350,000
Mortgage notes payable, net	18,816		27,147
Accounts payable and accrued expenses	18,869		20,655
Assumed real estate lease obligations, net	26,475		26,966
Rents collected in advance	9,688		8,637
Security deposits	10,348		8,359
Due to related persons	1,588		2,404
Total liabilities	512,784		603,168
Commitments and contingencies			
Shareholders' equity:			
Common shares of beneficial interest, $.01 par value: 125,000,000 and 75,000,000			
shares authorized, respectively; 59,959,750 and 49,829,541 shares issued and			
outstanding, respectively	600		498
Additional paid in capital	1,441,036		1,160,894
Cumulative net income	250,238		144,343
Cumulative other comprehensive loss	(23)		(25)
Cumulative common distributions	(211,404)		(107,019)
Total shareholders' equity	1,480,447		1,198,691
Total liabilities and shareholders' equity	$ 1,993,231	$	1,801,859

CONSOLIDATED STATEMENTS OF INCOME

(dollar and share amounts in thousands, except per share data)



	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2014	2013	2014	2013
Revenues:				
Rental income	$ 47,692	$ 41,678	$ 189,743	$ 159,011
Tenant reimbursements and other income	8,703	8,255	32,937	29,312
Total revenues	56,395	49,933	222,680	188,323
Expenses:				
Real estate taxes	5,622	5,466	22,202	20,271
Other operating expenses	4,931	4,744	18,597	16,111
Depreciation and amortization	10,612	8,646	41,054	31,091
Acquisition related costs	1,609	523	7,348	2,002
General and administrative	3,758	3,539	14,881	12,423
Total expenses	26,532	22,918	104,082	81,898
Operating income	29,863	27,015	118,598	106,425
Interest expense (including net amortization of debt premiums and deferred financing fees of $397, $372, $1,579 and $1,462, respectively)	(2,949)	(3,279)	(12,974)	(13,763)
Gain on early extinguishment of debt	-	-	243	-
Income before income tax (expense) benefit and equity in earnings of an investee	26,914	23,736	105,867	92,662
Income tax (expense) benefit	(55)	228	(175)	96
Equity in earnings of an investee	28	115	87	334
Income before gain on sale of property	26,887	24,079	105,779	93,092
Gain on sale of property	-	-	116	-
Net income	$ 26,887	$ 24,079	$ 105,895	$ 93,092
Weighted average common shares outstanding - basic	59,886	49,787	55,964	44,539
Weighted average common shares outstanding - diluted	59,956	49,863	56,035	44,592
Basic and diluted net income per common share	$ 0.45	$ 0.48	$ 1.89	$ 2.09
Additional Data:				
General and administrative expenses / total revenues	6.7%	7.1%	6.7%	6.6%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%	0.7%	0.7%
Non cash straight line rent adjustments included in rental income [1]	$ 3,281	$ 3,228	$ 16,038	$ 12,990
Lease value amortization included in rental income [1]	$ 60	$ (251)	$ 196	$ (1,011)
Lease termination fees included in rental income	$ -	$ -	$ -	$ -
Capitalized interest expense	$ -	$ -	$ -	$ -

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.

CONSOLIDATED STATEMENTS OF CASH FLOWS



(amounts in thousands)

	For the Year Ended December 31,	
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 105,895	$ 93,092
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	27,122	20,531
Net amortization of debt premiums and deferred financing fees	1,579	1,463
Amortization of acquired real estate leases and assumed real estate lease obligations	12,852	10,768
Amortization of deferred leasing costs	956	858
Provision for losses on rents receivable	844	352
Straight line rental income	(16,038)	(12,990)
Gain on early extinguishment of debt	(243)	-
Gain on sale of property	(116)	-
Other non-cash expenses	2,061	1,536
Equity in earnings of an investee	(87)	(334)
Change in assets and liabilities:		
Rents receivable	2,144	(3,812)
Deferred leasing costs	(1,464)	(1,641)
Other assets	(200)	(975)
Due from related persons	-	585
Accounts payable and accrued expenses	(1,594)	1,392
Rents collected in advance	1,051	2,119
Security deposits	1,989	(976)
Due to related persons	(8)	(188)
Cash provided by operating activities	136,743	111,780
CASH FLOWS FROM INVESTING ACTIVITIES:		
Real estate acquisitions	(223,205)	(373,937)
Real estate improvements	(2,175)	(5,669)
Proceeds from sale of property, net	116	-
Investment in Affiliates Insurance Company	(825)	-
Cash used in investing activities	(226,089)	(379,606)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common shares, net	277,329	283,502
Proceeds from borrowings	281,000	407,000
Repayments of borrowings	(370,731)	(343,217)
Deferred financing fees	(388)	(1,194)
Distributions to common shareholders	(104,385)	(78,613)
Cash provided by financing activities	82,825	267,478
Decrease in cash and cash equivalents	(6,521)	(348)
Cash and cash equivalents at beginning of period	20,025	20,373
Cash and cash equivalents at end of period	$ 13,504	$ 20,025
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 11,598	$ 12,128
Income taxes paid	$ 92	$ 159
Non-cash investing activities:		
Additions to real estate included in accounts payable and accrued expenses	$ -	$ (1,095)



DEBT SUMMARY

(dollars in thousands)

	Coupon Rate [1]	Interest Rate [2]	Principal Balance [3]	Maturity Date	Due at Maturity	Years to Maturity
Debt as of December 31, 2014:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 122.5 bps) [4]	1.390%	1.390%	$ 77,000	3/11/2016	$ 77,000	1.2
Term loan (LIBOR + 140 bps) [5]	1.570%	1.570%	350,000	7/11/2017	350,000	2.5
Subtotal / weighted average floating rate debt	1.538%	1.538%	427,000		427,000	2.3
Secured Fixed Rate Debt:						
One property (2 buildings) in Carlsbad, CA	5.950%	4.200%	17,999	9/1/2017	17,314	2.7
Total / weighted average debt	1.716%	1.645%	$ 444,999		$ 444,314	2.3

[1] Reflects the interest rate stated in, or determined pursuant to, the contract terms.

[2] Includes the effect of mark to market accounting for our mortgage note payable as of the date we assumed the mortgage debt. Excludes upfront transaction costs.

[3] Secured fixed rate debt excludes unamortized premium of $817; total debt outstanding as of December 31, 2014, including unamortized premium, was $445,816.

[4] Represents the amount outstanding on our $750,000 revolving credit facility at December 31, 2014. Interest rate is as of December 31, 2014 and excludes the 22.5 bps annual facility fee. On January 9, 2015, we replaced this revolving credit facility with a new $750,000 unsecured revolving credit facility which has a maturity date of March 29, 2019, interest paid on borrowings of LIBOR plus 105 bps and a facility fee of 20 bps. Both the interest rate premium and the facility fee for the new revolving credit facility are subject to adjustment based on changes to our credit ratings. Upon the payment of an extension fee and meeting certain other conditions, we have the option to extend the maturity date to March 29, 2020. The maximum borrowing availability under the new revolving credit facility may be increased to up to $1,500,000 under certain terms and conditions.

[5] Represents amount outstanding on our $350,000 term loan at December 31, 2014. Interest rate is as of December 31, 2014. On January 9, 2015, we replaced this term loan with a new $350,000 unsecured term loan with a maturity date of March 31, 2020 at a reduced interest rate on the amount outstanding of LIBOR plus 115 bps. The interest rate premium for the new term loan is subject to adjustment based on changes to our credit ratings. The maximum borrowing availability under the new term loan may be increased to up to $700,000 under certain terms and conditions.



DEBT MATURITY SCHEDULE

(dollars in thousands)

Scheduled Principal Payments As of December 31, 2014

Year	Unsecured Floating Rate Debt	Secured Fixed Rate Debt [3]	Total [3]
2015	$ -	$ 245	$ 245
2016	77,000 [1]	257	77,257
2017	350,000 [2]	17,497	367,497
2018	-	-	-
2019	-	-	-
Total	$ 427,000	$ 17,999	$ 444,999
Percent	96.0%	4.0%	100.0%

[1] Represents the amount outstanding on our $750,000 revolving credit facility at December 31, 2014. On January 9, 2015, we replaced this revolving credit facility with a new $750,000 unsecured revolving credit facility which has a maturity date of March 29, 2019, interest paid on borrowings of LIBOR plus 105 bps and a facility fee of 20 bps. Both the interest rate premium and the facility fee for the new revolving credit facility are subject to adjustment based on changes to our credit ratings. Upon the payment of an extension fee and meeting certain other conditions, we have the option to extend the maturity date to March 29, 2020. The maximum borrowing availability under the new revolving credit facility may be increased to up to $1,500,000 under certain terms and conditions.

[2] Represents the amount outstanding on our $350,000 term loan at December 31, 2014. On January 9, 2015, we replaced this term loan with a new $350,000 unsecured term loan with a maturity date of March 31, 2020 at a reduced interest rate on the amount outstanding of LIBOR plus 115 bps. The interest rate premium for the new term loan is subject to adjustment based on changes to our credit ratings. The maximum borrowing availability under the new term loan may be increased to up to $700,000 under certain terms and conditions.

[3] Secured fixed rate debt excludes unamortized premium of $817; total debt outstanding as of December 31, 2014, including unamortized premium, was $445,816.



LEVERAGE AND COVERAGE RATIOS

	As of and For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Leverage Ratios:					
Total debt [1] / total market capitalization	23.3%	23.1%	20.0%	32.1%	28.7%
Total debt [1] / total book capitalization	23.1%	22.6%	23.0%	37.3%	30.9%
Total debt [1] / gross book value of real estate assets [2]	22.2%	21.8%	22.2%	40.1%	30.1%
Variable rate debt / total assets	21.4%	20.9%	21.2%	35.0%	28.2%
Secured fixed rate debt / total assets	0.9%	1.0%	1.0%	1.0%	1.5%
Total debt [1] / total assets	22.4%	21.8%	22.2%	36.0%	29.8%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	14.4x	14.2x	12.0x	12.0x	11.2x
Total debt [1] / annualized Adjusted EBITDA [3]	2.6x	2.5x	2.5x	4.4x	3.7x

[1] Total debt and secured fixed rate debt includes unamortized premium.

[2] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

[3] See Exhibit B for calculation of Adjusted EBITDA and for a reconciliation of net income determined in accordance with GAAP to that amount. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.



CAPITAL EXPENDITURES SUMMARY

(amounts in thousands)

	For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Tenant improvements [1]	$ -	$ 518	$ 37	$ -	$ 142
Leasing costs [2]	308	357	544	345	291
Building improvements [3]	260	88	218	71	345
Recurring capital expenditures	568	963	799	416	778
Development, redevelopment and other activities [4]	-	70	298	78	1,026
Total capital expenditures	$ 568	$ 1,033	$ 1,097	$ 494	$ 1,804

[1] Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs, such as brokerage commissions, legal costs and tenant inducements.

[3] Building improvements generally include (i) expenditures to replace obsolete building components and (ii) expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property and (ii) major capital expenditure projects that reposition a property or result in new sources of revenues.

ACQUISITIONS AND DISPOSITIONS INFORMATION

(dollars and sq. ft. in thousands, except per sq. ft. amounts)



As of December 31, 2014, excluding properties acquired from CCIT in January 2015

Acquisitions:

Date Acquired	Location	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term in Years [3]	Percent Leased [4]	Tenant
4/1/2014	Naperville, IL	1	1	820	$ 187,500	$ 229	8.7%	15.0	100.0%	Tellabs, Inc.
4/9/2014	Mahwah, NJ	1	1	167	20,360	122	7.6%	9.1	100.0%	The NET-A-PORTER Group LLC
12/23/2014	Memphis, TN	1	1	646	14,370	22	7.6%	8.4	100.0%	Barrett Distribution Centers
Total / Weighted Average		3	3	1,633	$ 222,230	$ 136	8.5%	14.1	100.0%	

Dispositions:

Date Sold	Location	Number of Properties	Number of Buildings	Sq. Ft.	Sale Price [1]	Net Book Value
September 2014	Huntsville, AL [5]	-	-	-	$ 127	$ -
Total		-	-	-	$ 127	$ -

[1] Represents the gross contract purchase or sale price, excluding acquisition or sale costs and purchase price allocations.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases as of the date of acquisition, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including the principal amount of any assumed debt and excluding acquisition related costs.

[3] Average remaining lease term in years is weighted based on rental revenues as of the date acquired.

[4] Percent leased as of the date acquired.

[5] Reflects the taking by eminent domain of an ancillary portion of a land parcel.



2300 / 2400 Yorkmont Road, Charlotte, NC
Square Feet: 284,039
Compass Group (LON: CPG) U.S. Headquarters

PORTFOLIO INFORMATION



PORTFOLIO SUMMARY BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

Key Statistic	As of and For the Three Months Ended December 31, 2014		
	Hawaii Properties	Mainland Properties	Total
Number of properties	11	40	51
Percent of total	21.6%	78.4%	100.0%
Leasable buildings, land parcels and easements	229	52	281
Percent of total	81.5%	18.5%	100.0%
Total square feet	17,793	9,893	27,686
Percent of total	64.3%	35.7%	100.0%
Leased square feet	16,789	9,893	26,682
Percent leased	94.4%	100.0%	96.4%
Total revenues	$ 20,622	$ 35,773	$ 56,395
Percent of total	36.6%	63.4%	100.0%
NOI [1]	$ 16,092	$ 29,750	$ 45,842
Percent of total	35.1%	64.9%	100.0%
Cash Basis NOI [1]	$ 15,240	$ 27,261	$ 42,501
Percent of total	35.9%	64.1%	100.0%

[1] See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Year Ended [2]	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Number of Properties:				
Hawaii Properties	11	11	11	11
Mainland Properties	34	34	30	30
Total	45	45	41	41
Leasable buildings, land parcels and easements:				
Hawaii Properties	229	229	229	229
Mainland Properties	44	44	38	38
Total	273	273	267	267
Square Feet: [3]				
Hawaii Properties	17,793	17,793	17,793	17,793
Mainland Properties	7,909	7,909	6,819	6,819
Total	25,702	25,702	24,612	24,612
Percent Leased: [4]				
Hawaii Properties	94.4%	93.4%	94.4%	93.4%
Mainland Properties	100.0%	100.0%	100.0%	100.0%
Total	96.1%	95.4%	95.9%	95.2%
Total Revenues:				
Hawaii Properties	$ 20,622	$ 20,276	$ 85,145	$ 81,664
Mainland Properties	28,570	29,153	81,829	81,152
Total	$ 49,192	$ 49,429	$ 166,974	$ 162,816
NOI: [5]				
Hawaii Properties	$ 16,092	$ 15,735	$ 67,049	$ 64,183
Mainland Properties	23,390	23,574	68,420	68,594
Total	$ 39,482	$ 39,309	$ 135,469	$ 132,777
Cash Basis NOI: [5]				
Hawaii Properties	$ 15,240	$ 15,096	$ 62,958	$ 61,690
Mainland Properties	22,227	21,573	63,688	62,180
Total	$ 37,467	$ 36,669	$ 126,646	$ 123,870
NOI % Change:				
Hawaii Properties	2.3%		4.5%	
Mainland Properties	-0.8%		-0.3%	
Total	0.4%		2.0%	
Cash Basis NOI % Change:				
Hawaii Properties	1.0%		2.1%	
Mainland Properties	3.0%		2.4%	
Total	2.2%		2.2%	

[1] Consists of properties that we owned continuously since October 1, 2013.

[2] Consists of properties that we owned continuously since January 1, 2013.

[3] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[4] Includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space that is leased but is not occupied or is being offered for sublease by tenants, if any.

[5] See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

LEASING SUMMARY



(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Properties	51	50	50	48	48
Leasable buildings, land parcels and easements	281	280	280	278	278
Total sq. ft. [1]	27,686	27,040	27,040	26,053	26,053
Square feet leased	26,682	25,981	25,980	24,920	24,883
Percentage leased	96.4%	96.1%	96.1%	95.7%	95.5%
Leasing Activity (Sq. Ft.):					
New leases	57	4	91	83	345
Renewals	460	349	148	123	299
Total	517	353	239	206	644
% Change in GAAP Rent: [2]					
New leases	82.5%	71.1%	41.8%	48.4%	33.5%
Renewals	15.3%	-7.7%	2.7%	-0.1%	5.3%
Weighted average	21.0%	-7.5%	21.0%	20.0%	18.2%
Leasing Costs and Concession Commitments: [3]					
New leases	$ 746	$ 10	$ 593	$ 572	$ 479
Renewals	56	16	54	8	31
Total	$ 802	$ 26	$ 647	$ 580	$ 510
Leasing Costs and Concession Commitments per Sq. Ft.: [3]					
New leases	$ 13.09	$ 2.50	$ 6.52	$ 6.89	$ 1.39
Renewals	$ 0.12	$ 0.05	$ 0.36	$ 0.07	$ 0.10
Total	$ 1.55	$ 0.07	$ 2.71	$ 2.82	$ 0.79
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	20.6	4.1	12.5	13.7	12.6
Renewals	19.6	10.6	3.6	11.5	16.2
Total	19.7	10.5	7.0	12.4	14.3
Leasing Costs and Concession Commitments per Sq. Ft. per Year: [3] [4]					
New leases	$ 0.64	$ 0.61	$ 0.52	$ 0.50	$ 0.11
Renewals	$ 0.01	$ -	$ 0.10	$ 0.01	$ 0.01
Total	$ 0.08	$ 0.01	$ 0.39	$ 0.23	$ 0.06

[1] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Percent difference in prior rents charged for same space. Rents include estimated recurring expense reimbursements and exclude lease value amortization.

[3] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

[4] Amounts are per square foot per year for the weighted average lease term by leased square footage.

The above leasing summary is based on leases entered into during the periods indicated.

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE

(sq. ft. in thousands)



Property Type	Total Sq. Ft. [1] As of 12/31/2014	Sq. Ft. Leases Executed During the Three Months Ended 12/31/2014		
		New	Renewals	Total
Hawaii Properties	17,793	57	460	517
Mainland Properties	9,893	-	-	-
Total	27,686	57	460	517

Property Type	As of 9/30/2014	9/30/2014 % Leased [2]	Sq. Ft. Leased		Acquisitions / (Sales)	As of 12/31/2014	12/31/2014 % Leased
			Expired	New and Renewals			
Hawaii Properties	16,734	94.0%	(462)	517	-	16,789	94.4%
Mainland Properties	9,247	100.0%	-	-	646	9,893	100.0%
Total	25,981	96.1%	(462)	517	646	26,682	96.4%

[1] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Excludes effects of space remeasurements during the period, if any.

TENANT DIVERSITY AND CREDIT RATING



As of December 31, 2014

Tenant Industry	% of Annualized Rental Revenue [1]
Technology, Communications	26.6%
Real Estate, Financial	15.7%
Industrial	12.4%
Manufacturing, Transportation	12.2%
Retail, Food	10.2%
Energy Services	6.7%
Other	16.2%
	100.0%

% of Annualized Rental Revenue [1]



Tenant Credit Category	% of Annualized Rental Revenue [1]
Leased Hawaii lands	27.7% [2]
Investment grade rated	28.7% [3]
Non-investment grade or unrated	43.6%
	100.0%

% of Annualized Rental Revenue [1]



[1] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2014, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

[2] Excludes certain leased Hawaii lands which are leased by investment grade rated tenants and included in the investment grade rated tenant credit category.

[3] Includes certain leased Hawaii lands which are leased by investment grade rated tenants.



TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED REVENUE

(sq. ft. in thousands)

As of December 31, 2014

	Tenant	Property Type	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Revenue [2]
1.	Tellabs, Inc.	Mainland Properties	820	3.1%	7.4%
2.	Bank of America, N.A.	Mainland Properties	554	2.1%	6.3%
3.	MeadWestvaco Corporation	Mainland Properties	311	1.2%	4.8%
4.	Orbital Sciences Corporation	Mainland Properties	337	1.3%	4.6%
5.	Cinram Group, Inc.	Mainland Properties	1,371	5.1%	4.1%
6.	Novell, Inc.	Mainland Properties	406	1.5%	3.5%
7.	The Southern Company	Mainland Properties	448	1.7%	2.1%
8.	Hawaii Independent Energy, LLC (formerly Tesoro)	Hawaii Properties	3,148	11.8%	1.8%
9.	Bookspan	Mainland Properties	502	1.9%	1.7%
10.	Vivint, Inc.	Mainland Properties	125	0.5%	1.6%
11.	Merkle Group, Inc.	Mainland Properties	120	0.4%	1.6%
12.	Micron Technology, Inc.	Mainland Properties	96	0.4%	1.5%
13.	Shurtape Technologies, LLC	Mainland Properties	645	2.4%	1.5%
14.	Servco Pacific, Inc.	Hawaii Properties	537	2.0%	1.5%
15.	Stratus Technologies, Inc.	Mainland Properties	287	1.1%	1.5%
16.	Colgate - Palmolive Company	Mainland Properties	142	0.5%	1.4%
17.	Ruckus Wireless, Inc.	Mainland Properties	96	0.4%	1.3%
18.	Hartford Fire Insurance Company	Mainland Properties	100	0.4%	1.3%
19.	SunPower Corporation	Mainland Properties	129	0.5%	1.1%
20.	Arrowhead General Insurance Agency, Inc.	Mainland Properties	95	0.4%	1.1%
21.	Safeway Stores, Inc.	Hawaii Properties	146	0.5%	1.1%
22.	Valassis Communications, Inc.	Mainland Properties	268	1.0%	1.1%
23.	BCI Coca-Cola Bottling Company	Hawaii Properties	351	1.3%	1.1%
	Total		11,034	41.5%	55.0%

[1] Pursuant to existing leases as of December 31, 2014 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2014, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.



THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE

As of December 31, 2014   (dollars and sq. ft. in thousands)

	Total	2015	2016	2017	2018 and Thereafter
Hawaii Properties:					
Total sq. ft.	17,793				
Leased sq. ft. [1]	16,789	421	551	226	15,591
Percent		2.5%	3.3%	1.3%	92.9%
Annualized rental revenue [2]	$ 83,763	$ 2,552	$ 3,604	$ 1,363	$ 76,244
Percent		3.0%	4.3%	1.6%	91.1%
Mainland Properties:					
Total sq. ft.	9,893				
Leased sq. ft. [1]	9,893	210	557	289	8,837
Percent		2.1%	5.6%	2.9%	89.4%
Annualized rental revenue [2]	$ 142,708	$ 3,287	$ 5,208	$ 4,906	$ 129,307
Percent		2.3%	3.6%	3.4%	90.7%
Total:					
Total sq. ft.	27,686				
Leased sq. ft. [1]	26,682	631	1,108	515	24,428
Percent		2.4%	4.2%	1.9%	91.5%
Annualized rental revenue [2]	$ 226,471	$ 5,839	$ 8,812	$ 6,269	$ 205,551
Percent		2.6%	3.9%	2.8%	90.7%

[1] Pursuant to existing leases as of December 31, 2014 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2014, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

PORTFOLIO LEASE EXPIRATION SCHEDULE



As of December 31, 2014   (dollars and sq. ft. in thousands)

Period / Year	Number of Leases	Rented Square Feet Expiring [1]	% of Total Rented Square Feet Expiring [1]	Cumulative % of Total Rented Square Feet Expiring [1]	Annualized Rental Revenue Expiring [2]	% of Total Annualized Rental Revenue Expiring [2]	Cumulative % of Total Annualized Rental Revenue Expiring [2]
2015	26	631	2.4%	2.4%	$ 5,839	2.6%	2.6%
2016	24	1,108	4.2%	6.6%	8,812	3.9%	6.5%
2017	14	515	1.9%	8.5%	6,269	2.8%	9.3%
2018	15	1,420	5.3%	13.8%	14,305	6.3%	15.6%
2019	17	1,837	6.9%	20.7%	7,647	3.4%	19.0%
2020	6	339	1.3%	22.0%	4,514	2.0%	21.0%
2021	6	697	2.6%	24.6%	7,289	3.2%	24.2%
2022	63	2,887	10.8%	35.4%	23,316	10.3%	34.5%
2023	11	1,838	6.9%	42.3%	24,827	11.0%	45.5%
2024	12	4,404	16.5%	58.8%	35,343	15.6%	61.1%
Thereafter	82	11,006	41.2%	100.0%	88,310	38.9%	100.0%
Total	276	26,682	100.0%		$ 226,471	100.0%	
Weighted average remaining lease term (in years)		11.4			10.5		

[1] Rented square feet is pursuant to existing leases as of December 31, 2014, and includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2014, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

HAWAII LAND RENT RESET SUMMARY

(dollars and sq. ft. in thousands)



Historical Hawaii Land Rent Resets:

	For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Number of leases subject to resets	2	1	11	18	5
Square feet	158	96	721	592	254
Percent change in GAAP rent [1]	50.1%	19.5%	30.9%	50.8%	43.3%

Scheduled Hawaii Land Rent Resets:
As of December 31, 2014

	Number of Resets	Sq. Ft.	Annualized Rental Revenue [2]
Resets open from prior periods	6 [3]	2,451	$ 3,741 [4]
2015	4	510	1,819
2016	-	-	-
2017	9	506	2,755
2018 and Thereafter	59	4,911	26,412
Total	78	8,378	$ 34,727

[1] Percent difference in prior rents charged for same space. Reset rents include estimated recurring expense reimbursements and exclude lease value amortization.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of December 31, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

[3] Includes leases subject to reset in prior periods that remain under negotiation or subject to arbitration proceedings to determine the reset amounts.

[4] Amount includes rents currently being paid, excluding rent resets not yet established. However, rental income in our consolidated statement of income includes an accrual for estimated rental rate resets not yet established. No accruals are recognized for four tenants in default representing $947 of annualized rental revenue.



Mapunapuna Ground Leases, Honolulu, HI
129 leasable land parcels and easements
Approximate Square Feet: 6,541,000

EXHIBITS

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]



EXHIBIT A

(dollars in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Calculation of NOI and Cash Basis NOI:				
Rental income	$ 47,692	$ 41,678	$ 189,743	$ 159,011
Tenant reimbursements and other income	8,703	8,255	32,937	29,312
Real estate taxes	(5,622)	(5,466)	(22,202)	(20,271)
Other operating expenses	(4,931)	(4,744)	(18,597)	(16,111)
NOI	45,842	39,723	181,881	151,941
Non-cash straight line rent adjustments included in rental income [2]	(3,281)	(3,228)	(16,038)	(12,990)
Lease value amortization included in rental income [2]	(60)	251	(196)	1,011
Cash Basis NOI	$ 42,501	$ 36,746	$ 165,647	$ 139,962
Reconciliation of Cash Basis NOI and NOI to Net Income:				
Cash Basis NOI	$ 42,501	$ 36,746	$ 165,647	$ 139,962
Non-cash straight line rent adjustments included in rental income [2]	3,281	3,228	16,038	12,990
Lease value amortization included in rental income [2]	60	(251)	196	(1,011)
NOI	45,842	39,723	181,881	151,941
Depreciation and amortization	(10,612)	(8,646)	(41,054)	(31,091)
Acquisition related costs	(1,609)	(523)	(7,348)	(2,002)
General and administrative	(3,758)	(3,539)	(14,881)	(12,423)
Operating income	29,863	27,015	118,598	106,425
Interest expense	(2,949)	(3,279)	(12,974)	(13,763)
Gain on early extinguishment of debt	-	-	243	-
Income before income tax (expense) benefit and equity in earnings of an investee	26,914	23,736	105,867	92,662
Income tax (expense) benefit	(55)	228	(175)	96
Equity in earnings of an investee	28	115	87	334
Income before gain on sale of property	26,887	24,079	105,779	93,092
Gain on sale of property	-	-	116	-
Net income	$ 26,887	$ 24,079	$ 105,895	$ 93,092

[1] See Definitions of Certain Non-GAAP Financial Measures on page 34 for a definition of NOI and Cash Basis NOI and why we believe they are appropriate supplemental measures and how we use these measures.

[2] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.

CALCULATION OF EBITDA AND ADJUSTED EBITDA [1]



EXHIBIT B

(dollars in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Net income	$ 26,887	$ 24,079	$ 105,895	$ 93,092
Plus: interest expense	2,949	3,279	12,974	13,763
Plus: income tax expense (benefit)	55	(228)	175	(96)
Plus: depreciation and amortization	10,612	8,646	41,054	31,091
EBITDA	40,503	35,776	160,098	137,850
Plus: acquisition related costs	1,609	523	7,348	2,002
Plus: general and administrative expense paid in common shares [2]	391	421	2,061	1,536
Less: gain on early extinguishment of debt	-	-	(243)	-
Less: gain on sale of property	-	-	(116)	-
Adjusted EBITDA	$ 42,503	$ 36,720	$ 169,148	$ 141,388

[1] See Definitions of Certain Non-GAAP Financial Measures on page 34 for a definition of EBITDA and Adjusted EBITDA and why we believe they are appropriate supplemental measures.

[2] Amounts represent the portion of business management fees that are payable in our common shares as well as equity based compensation for our trustees, officers and certain employees of RMR. Adjustments were made to the prior period amounts to conform to the current period Adjusted EBITDA calculation.



EXHIBIT C

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO [1]

(amounts in thousands, except per share data)

	For the Three Months Ended			For the Year Ended	
	12/31/2014		12/31/2013	12/31/2014	12/31/2013
Net income	$ 26,887	$	24,079	$ 105,895	$ 93,092
Plus: depreciation and amortization	10,612		8,646	41,054	31,091
Less: gain on sale of property	-		-	(116)	-
FFO	37,499		32,725	146,833	124,183
Plus: acquisition related costs	1,609		523	7,348	2,002
Plus: estimated business management incentive fees [2]	(79)		(589)	-	-
Less: gain on early extinguishment of debt	-		-	(243)	-
Normalized FFO	$ 39,029	$	32,659	$ 153,938	$ 126,185
Weighted average common shares outstanding - basic	59,886		49,787	55,964	44,539
Weighted average common shares outstanding - diluted	59,956		49,863	56,035	44,592
FFO per share - basic	$ 0.63	$	0.66	$ 2.62	$ 2.79
FFO per share - diluted	$ 0.63	$	0.66	$ 2.62	$ 2.78
Normalized FFO per share - basic	$ 0.65	$	0.66	$ 2.75	$ 2.83
Normalized FFO per share - diluted	$ 0.65	$	0.65	$ 2.75	$ 2.83

[1] See Definitions of Certain Non-GAAP Financial Measures on page 34 for a definition of FFO and Normalized FFO and why we believe they are appropriate supplemental measures and how we use these measures.

[2] Amounts represent estimated incentive fees under our business management agreement payable in common shares after the end of each calendar year calculated (i) prior to 2014 based upon increases in annual FFO per share, and (ii) beginning in 2014 based on common share total return. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. Amounts recognized in the fourth quarter, if any, reflect the reversal of estimated business management incentive fees accrued on a year to date basis as of the third quarter. Adjustments were made to the prior period amounts to conform to the current period Normalized FFO calculation.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO



DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES

NOI and Cash Basis NOI:

We calculate NOI on a GAAP and cash basis as shown in Exhibit A. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments and lease value amortization. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculations of NOI and Cash Basis NOI exclude certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

EBITDA and Adjusted EBITDA:

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

FFO and Normalized FFO:

We calculate FFO and Normalized FFO as shown in Exhibit C. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization, less gain on sale of property, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated business management incentive fees, if any, only in the fourth quarter versus the quarter they are recognized as expense in accordance with GAAP and we exclude acquisition related costs and gain on early extinguishment of debt. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

PROPERTY DETAIL

As of December 31, 2014

(dollars and square feet in thousands)

EXHIBIT E



Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired [3]	Weighted Average Year Built or Substantially Renovated [4]
1. Inverness Center	Birmingham	AL	3	Mainland Properties	Building	448	100.0%	$ 4,803	$ 36,631	$ 33,331	12/9/2010	1985
2. Cinram Distribution Center	Huntsville	AL	1	Mainland Properties	Building	1,371	100.0%	9,210	73,001	69,071	8/31/2012	2007
3. Regents Center	Tempe	AZ	2	Mainland Properties	Building	101	100.0%	1,481	13,484	8,270	6/30/1999	1988
4. Campbell Place	Carlsbad	CA	2	Mainland Properties	Building	95	100.0%	2,589	21,314	20,306	9/21/2012	2007
5. Folsom Corporate Center	Folsom	CA	1	Mainland Properties	Building	96	100.0%	3,493	28,954	26,404	12/17/2010	2009
6. Bayside Technology Park	Fremont	CA	1	Mainland Properties	Building	101	100.0%	2,125	10,581	9,862	3/19/2009	1990
7. North First Street	San Jose	CA	1	Mainland Properties	Building	64	100.0%	1,895	14,121	13,922	12/23/2013	2013
8. Rio Robles Drive	San Jose	CA	3	Mainland Properties	Building	186	100.0%	4,407	44,925	44,217	12/23/2013	2011
9. 350 West Java Drive	Sunnyvale	CA	1	Mainland Properties	Building	96	100.0%	2,940	24,012	23,338	11/15/2012	2012
10. 333 Inverness Drive South	Englewood	CO	1	Mainland Properties	Building	140	100.0%	2,249	15,446	14,674	6/15/2012	1998
11. 2 Tower Drive	Wallingford	CT	1	Mainland Properties	Building	62	100.0%	396	3,643	3,192	10/24/2006	1978
12. 1 Targeting Center	Windsor	CT	1	Mainland Properties	Building	97	100.0%	1,119	9,076	8,639	7/20/2012	1999
13. 235 Great Pond Road	Windsor	CT	1	Mainland Properties	Building	171	100.0%	1,383	11,869	11,297	7/20/2012	2004
14. 2100 NW 82nd Ave	Miami	FL	1	Mainland Properties	Building	37	100.0%	254	1,842	1,254	3/19/1998	2013
15. King Street Ground Lease	Honolulu	HI	1	Hawaii Properties	Land	21	100.0%	234	1,342	1,342	12/5/2003	-
16. Mapunapuna Ground Leases	Honolulu	HI	129	Hawaii Properties	Land	6,541	100.0%	45,256	344,457	341,780	12/5/2003;11/21/2012	-
17. Safeway Shopping Center	Honolulu	HI	3	Hawaii Properties	Land	158	100.0%	2,648	11,604	11,543	12/5/2003	-
18. Salt Lake Shopping Center	Honolulu	HI	2	Hawaii Properties	Land	334	100.0%	1,657	9,660	9,660	12/5/2003	-
19. Sand Island Ground Leases	Honolulu	HI	41	Hawaii Properties	Land	2,189	100.0%	15,125	94,269	94,245	12/5/2003	-
20. Sand Island Buildings	Honolulu	HI	7	Hawaii Properties	Building	274	94.9%	3,890	36,459	31,372	12/5/2003;11/23/2004	1974
21. Waiwai Ground Leases	Honolulu	HI	2	Hawaii Properties	Land	45	100.0%	358	2,567	2,441	12/5/2003	-
22. Campbell Buildings	Kapolei	HI	5	Hawaii Properties	Building	285	98.0%	3,122	23,943	20,109	6/15/2005	1978
23. Campbell Easements	Kapolei	HI	3	Hawaii Properties	Land	-	-	- (5)	10,496	10,496	6/15/2005	-
24. Campbell Ground Leases	Kapolei	HI	35	Hawaii Properties	Land	7,901	87.5%	11,280	102,956	102,787	6/15/2005	-
25. Waipahu Ground Lease	Waipahu	HI	1	Hawaii Properties	Land	44	100.0%	192	717	717	12/5/2003	-
26. 951 Trails Road	Eldridge	IA	1	Mainland Properties	Building	172	100.0%	825	8,326	6,814	4/2/2007	2001
27. 2300 N 33rd Ave	Newton	IA	1	Mainland Properties	Building	317	100.0%	1,377	13,899	11,753	9/29/2008	2008
28. 1415 West Diehl Road	Naperville	IL	1	Mainland Properties	Building	820	100.0%	16,766	188,475	185,199	4/1/2014	2001

[1] Land parcels include 4 easements.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2014, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

[3] Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

[4] Weighted based on square feet.

[5] Excludes annual tenant percentage rent generally received and recognized during the first quarter of each year for the previous year. Percentage rent recognized during the first quarter of 2014 totaled $1,270.



PROPERTY DETAIL (CONTINUED)

As of December 31, 2014

(dollars and square feet in thousands)

EXHIBIT E

	Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired [3]	Weighted Average Year Built or Substantially Renovated [4]
29.	440 North Fairway Drive	Vernon Hills	IL	1	Mainland Properties	Building	100	100.0%	1,679	13,977	13,669	10/15/2013	2009
30.	Capitol Tower	Topeka	KS	1	Mainland Properties	Building	144	100.0%	3,142	17,585	16,609	7/30/2012	2006
31.	The Atrium at Circleport II	Erlanger	KY	1	Mainland Properties	Building	86	100.0%	1,052	13,032	10,125	6/30/2003	1999
32.	300 and 330 Billerica Road	Chelmsford	MA	2	Mainland Properties	Building	209	100.0%	2,504	17,781	16,675	1/18/2011;9/27/2012	2001
33.	111 Powdermill Road	Maynard	MA	1	Mainland Properties	Building	287	100.0%	3,377	29,883	24,770	3/30/2007	1990
34.	7001 Columbia Gateway Drive	Columbia	MD	1	Mainland Properties	Building	120	100.0%	3,598	28,292	27,062	12/21/2012	2008
35.	3550 Green Court	Ann Arbor	MI	1	Mainland Properties	Building	82	100.0%	1,625	13,019	12,515	12/21/2012	1998
36.	725 Darlington Avenue	Mahwah	NJ	1	Mainland Properties	Building	167	100.0%	2,158	17,983	17,806	4/9/2014	2010
37.	8687 Carling Road	Liverpool	NY	1	Mainland Properties	Building	38	100.0%	741	5,564	4,462	1/6/2006	2007
38.	1212 Pittsford - Victor Road	Pittsford	NY	1	Mainland Properties	Building	55	100.0%	1,065	4,748	3,384	11/30/2004	2003
39.	500 Canal View Boulevard	Rochester	NY	1	Mainland Properties	Building	95	100.0%	1,532	15,145	11,551	1/6/2006	1997
40.	32150 Just Imagine Drive	Avon	OH	1	Mainland Properties	Building	645	100.0%	3,479	25,480	22,231	5/29/2009	2000
41.	501 Ridge Avenue	Hanover	PA	1	Mainland Properties	Building	502	100.0%	3,823	27,030	23,534	9/24/2008	1965
42.	4836 Hickory Hill Road	Memphis	TN	1	Mainland Properties	Building	646	100.0%	1,604	12,170	12,170	12/23/2014	2007
43.	16001 North Dallas Parkway	Addison	TX	2	Mainland Properties	Building	554	100.0%	14,372	105,476	100,914	1/16/2013	1996
44.	Research Park	Austin	TX	2	Mainland Properties	Building	149	100.0%	1,991	15,108	9,799	6/16/1999	1999
45.	4421 W. John Carp. Freeway	Irving	TX	1	Mainland Properties	Building	54	100.0%	641	5,974	3,654	3/19/1998	1995
46.	3600 Wiseman Boulevard	San Antonio	TX	1	Mainland Properties	Building	100	100.0%	2,847	15,423	14,890	3/19/2013	2004
47.	1800 Novell Place	Provo	UT	1	Mainland Properties	Building	406	100.0%	7,940	85,640	80,541	6/1/2012	2000
48.	4885-4931 North 300 West	Provo	UT	2	Mainland Properties	Building	125	100.0%	3,650	29,338	28,149	2/28/2013	2009
49.	501 South 5th Street	Richmond	VA	1	Mainland Properties	Building	311	100.0%	10,842	123,672	119,554	7/2/2013	2009
50.	Orbital Sciences Campus	Sterling	VA	3	Mainland Properties	Building	337	100.0%	10,318	72,113	68,871	11/29/2012	2000
51.	181 Battaile Drive	Winchester	VA	1	Mainland Properties	Building	308	100.0%	1,417	14,341	11,540	4/20/2006	1987
				281			**27,686**	**96.4%**	**$ 226,471**	**$ 1,866,843**	**$ 1,772,510**		**1998**

(1) Land parcels include 4 easements.

(2) Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2014, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

(3) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

(4) Weighted based on square feet.



PROPERTIES ACQUIRED FROM CCIT IN JANUARY 2015 [1]

Except as noted, as of January 29, 2015

(dollars and square feet in thousands)

EXHIBIT F

	Property	City	State	Number of Buildings	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Weighted Average Year Built or Substantially Renovated [3]
1.	4501 Industrial Drive	Fort Smith	AR	1	Mainland Properties	Building	64	100.0%	$ 421	2013
2.	2149 W. Dunlap Ave.	Phoenix	AZ	1	Mainland Properties	Building	123	100.0%	2,564	1983
3.	100 Redwood Shores Pkwy	Redwood City	CA	1	Mainland Properties	Building	63	100.0%	2,581	2008
4.	3875 Atherton Road	Rocklin	CA	1	Mainland Properties	Building	19	100.0%	378	1991
5.	2090 Fortune Dr	San Jose	CA	1	Mainland Properties	Building	72	100.0%	700	1996
6.	2115 O'Nel Drive	San Jose	CA	1	Mainland Properties	Building	99	100.0%	3,235	2013
7.	6450 Via Del Oro	San Jose	CA	1	Mainland Properties	Building	76	100.0%	1,613	1984
8.	2450 & 2500 Walsh Ave	Santa Clara	CA	2	Mainland Properties	Building	132	100.0%	3,718	1981
9.	3250 & 3260 Jay Street	Santa Clara	CA	2	Mainland Properties	Building	149	100.0%	5,843	2013
10.	7958 South Chester Street	Centennial	CO	1	Mainland Properties	Building	168	100.0%	4,968	2000
11.	350 Spectrum Loop	Colorado Springs	CO	1	Mainland Properties	Building	156	100.0%	2,186	2001
12.	955 Aeroplaza Drive	Colorado Springs	CO	1	Mainland Properties	Building	125	100.0%	742	2012
13.	13400E 39thAve&3800WheelingSt.	Denver	CO	1	Mainland Properties	Building	394	100.0%	1,343	1996
14.	150 Greenhorn Dr	Pueblo	CO	1	Mainland Properties	Building	54	100.0%	465	2013
15.	10350 NW 112th Ave	Miami	FL	1	Mainland Properties	Building	79	100.0%	2,175	2002
16.	One Primerica Parkway	Duluth	GA	1	Mainland Properties	Building	344	100.0%	5,166	2013
17.	5500 SE Delaware Avenue	Ankeny	IA	1	Mainland Properties	Building	450	100.0%	1,633	2012
18.	8305 NW 62nd Avenue	Johnston	IA	1	Mainland Properties	Building	199	100.0%	3,248	2011
19.	7121 South Fifth Street	Pocatello	ID	1	Mainland Properties	Building	33	100.0%	370	2006
20.	400 S. Jefferson St	Chicago	IL	1	Mainland Properties	Building	234	100.0%	9,257	2012
21.	1230 West 171st Street	Harvey	IL	1	Mainland Properties	Building	40	100.0%	391	2004
22.	475 Bond Street	Lincolnshire	IL	1	Mainland Properties	Building	223	100.0%	1,628	2000
23.	5156 American Road	Rockford	IL	1	Mainland Properties	Building	38	100.0%	173	1996
24.	17200 Manchac Park Lane	Baton Rouge	LA	1	Mainland Properties	Building	125	100.0%	821	2014
25.	209 S. Bud Street	Lafayette	LA	1	Mainland Properties	Building	60	100.0%	511	2010

[1] On January 29, 2015, we completed our acquisition of CCIT for total consideration of approximately $3.0 billion, including the assumption of approximately $297.7 million of mortgage debt principal and excluding acquisition costs. Concurrently with the transaction's close, SIR sold 23 properties included in CCIT's property portfolio to SNH for approximately $539.0 million (including the assumption of approximately $30.0 million of mortgage debt) resulting in a net purchase price to SIR of approximately $2.4 billion for 64 office and industrial single tenant net leased properties. The allocation of net purchase price to land, building and improvements and acquired real estate leases and lease obligations is pending completion of (i) third party appraisals and (ii) our analysis of acquired in place leases and building valuations.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2014, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases. Amounts are preliminary and subject to change.

[3] Weighted based on square feet.



PROPERTIES ACQUIRED FROM CCIT IN JANUARY 2015 (CONTINUED) [1]

Except as noted, as of January 29, 2015

(dollars and square feet in thousands)

EXHIBIT F

	Property	City	State	Number of Buildings	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Weighted Average Year Built or Substantially Renovated [3]
26.	314 Littleton Road	Westford	MA	1	Mainland Properties	Building	175	100.0%	3,285	2013
27.	4000 Principio Pkwy	North East	MD	1	Mainland Properties	Building	1,195	100.0%	5,341	2012
28.	5200 E Cork St.	Kalamazoo	MI	1	Mainland Properties	Building	157	100.0%	2,184	2014
29.	2401 Cram Ave SE	Bemidji	MN	1	Mainland Properties	Building	22	100.0%	183	2013
30.	110 Stanbury Industrial Drive	Brookfield	MO	1	Mainland Properties	Building	16	100.0%	185	2012
31.	628 Patton Avenue	Asheville	NC	1	Mainland Properties	Building	33	100.0%	200	1994
32.	2300 / 2400 Yorkmont Road	Charlotte	NC	3	Mainland Properties	Building	284	100.0%	5,884	1995
33.	3900 NE 6th Street	Minot	ND	1	Mainland Properties	Building	24	100.0%	310	2013
34.	1415 West Commerce Way	Lincoln	NE	1	Mainland Properties	Building	194	100.0%	959	2006
35.	18010-18020 Burt Street	Omaha	NE	2	Mainland Properties	Building	203	100.0%	6,266	2012
36.	309 Dulty's Lane	Burlington	NJ	1	Mainland Properties	Building	634	100.0%	3,253	2001
37.	500 Charles Ewing Blvd	Ewing	NJ	1	Mainland Properties	Building	250	100.0%	5,769	2012
38.	299 Jefferson Rd	Parsippany	NJ	1	Mainland Properties	Building	151	100.0%	4,081	2011
39.	2375 East Newlands Road	Fernley	NV	1	Mainland Properties	Building	338	100.0%	1,291	2007
40.	55 Commerce Ave	Albany	NY	1	Mainland Properties	Building	125	100.0%	841	2013
41.	1415 Industrial Drive	Chillicothe	OH	1	Mainland Properties	Building	44	100.0%	362	2012
42.	2231 Schrock Rd.	Columbus	OH	1	Mainland Properties	Building	42	100.0%	685	1999
43.	5245 Centerpoint Pkwy	Groveport	OH	1	Mainland Properties	Building	575	100.0%	2,663	2014
44.	200 Orange Point Drive	Lewis Center	OH	1	Mainland Properties	Building	125	100.0%	748	2013
45.	301 Commerce Dr.	South Point	OH	1	Mainland Properties	Building	75	100.0%	468	2013
46.	2820 State Highway 31	McAlester	OK	1	Mainland Properties	Building	24	100.0%	214	2012
47.	8800 Tinicum Blvd	Philadelphia	PA	1	Mainland Properties	Building	441	100.0%	7,305	2000
48.	9680 Old Bailes Road	Fort Mill	SC	1	Mainland Properties	Building	60	100.0%	770	2007
49.	996 Paragon Way	Rock Hill	SC	1	Mainland Properties	Building	945	100.0%	3,034	2014
50.	510 John Dodd Rd	Spartanburg	SC	1	Mainland Properties	Building	1,016	100.0%	4,559	2012

[1] On January 29, 2015, we completed our acquisition of CCIT for total consideration of approximately $3.0 billion, including the assumption of approximately $297.7 million of mortgage debt principal and excluding acquisition costs. Concurrently with the transaction's close, SIR sold 23 properties included in CCIT's property portfolio to SNH for approximately $539.0 million (including the assumption of approximately $30.0 million of mortgage debt) resulting in a net purchase price to SIR of approximately $2.4 billion for 64 office and industrial single tenant net leased properties. The allocation of net purchase price to land, building and improvements and acquired real estate leases and lease obligations is pending completion of (i) third party appraisals and (ii) our analysis of acquired in place leases and building valuations.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2014, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases. Amounts are preliminary and subject to change.

[3] Weighted based on square feet.



PROPERTIES ACQUIRED FROM CCIT IN JANUARY 2015 (CONTINUED) [1]

Except as noted, as of January 29, 2015 (dollars and square feet in thousands) **EXHIBIT F**

	Property	City	State	Number of Buildings	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Weighted Average Year Built or Substantially Renovated [3]
51.	2020 Joe B. Jackson Parkway	Murfreesboro	TN	1	Mainland Properties	Building	1,016	100.0%	4,871	2012
52.	2115 E. Randol Mill Rd	Arlington	TX	1	Mainland Properties	Building	183	100.0%	1,030	1988
53.	10451 Clay Road	Houston	TX	1	Mainland Properties	Building	97	100.0%	2,201	2013
54.	1001 Noble Energy Way	Houston	TX	1	Mainland Properties	Building	497	100.0%	14,757	1998
55.	6380 Rogerdale Road	Houston	TX	1	Mainland Properties	Building	206	100.0%	5,607	2006
56.	8675, 8701-8711 Freeport Pkwy	Irving	TX	6	Mainland Properties	Building	458	100.0%	6,042	1990
57.	1511 E. Common Street	New Braunfels	TX	1	Mainland Properties	Building	63	100.0%	1,616	2005
58.	2900 West Plano Parkway	Plano	TX	1	Mainland Properties	Building	191	100.0%	1,419	1998
59.	3400 West Plano Parkway	Plano	TX	1	Mainland Properties	Building	235	100.0%	1,485	1998
60.	19100 Ridgewood Parkway	San Antonio	TX	1	Mainland Properties	Building	618	100.0%	13,807	2008
61.	1095 South 4800 West	Salt Lake City	UT	1	Mainland Properties	Building	150	100.0%	1,170	2012
62.	1901 Meadowville Technology	Chester	VA	1	Mainland Properties	Building	1,016	100.0%	6,050	2012
63.	1751 Blue Hills Drive	Roanoke	VA	1	Mainland Properties	Building	399	100.0%	1,872	2003
64.	301, 401, 501 Elliott Ave West	Seattle	WA	3	Mainland Properties	Building	300	100.0%	14,106	2000
				76			**16,096**	**100.0%**	**$ 193,003**	**2007**

[1] On January 29, 2015, we completed our acquisition of CCIT for total consideration of approximately $3.0 billion, including the assumption of approximately $297.7 million of mortgage debt principal and excluding acquisition costs. Concurrently with the transaction's close, SIR sold 23 properties included in CCIT's property portfolio to SNH for approximately $539.0 million (including the assumption of approximately $30.0 million of mortgage debt) resulting in a net purchase price to SIR of approximately $2.4 billion for 64 office and industrial single tenant net leased properties. The allocation of net purchase price to land, building and improvements and acquired real estate leases and lease obligations is pending completion of (i) third party appraisals and (ii) our analysis of acquired in place leases and building valuations.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2014, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases. Amounts are preliminary and subject to change.

[3] Weighted based on square feet.

COMBINED TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED REVENUE

(sq. ft. in thousands)



EXHIBIT F

As of December 31, 2014, including properties acquired from CCIT in January 2015

Tenant	Property Type	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Revenue [2]
1. Tellabs, Inc.	Mainland Properties	820	1.9%	4.0%
2. Amazon	Mainland Properties	3,049	7.1%	3.7%
3. Noble Energy	Mainland Properties	497	1.2%	3.5%
4. Bank of America, N.A.	Mainland Properties	554	1.3%	3.4%
5. F5 Networks	Mainland Properties	299	0.7%	3.4%
6. Tesoro	Mainland Properties	618	1.4%	3.3%
7. MeadWestvaco Corporation	Mainland Properties	311	0.7%	2.6%
8. Orbital Sciences Corporation	Mainland Properties	337	0.8%	2.5%
9. Hillshire Brands	Mainland Properties	234	0.5%	2.2%
10. Cinram Group, Inc.	Mainland Properties	1,371	3.2%	2.2%
11. Novell, Inc.	Mainland Properties	406	0.9%	1.9%
12. PNC Bank	Mainland Properties	441	1.0%	1.7%
13. FedEx Corp.	Mainland Properties	795	1.9%	1.7%
14. CSG Systems Intl	Mainland Properties	203	0.5%	1.5%
15. Allstate	Mainland Properties	458	1.1%	1.4%
16. Compass Group USA	Mainland Properties	284	0.7%	1.4%
17. ServiceNow	Mainland Properties	149	0.3%	1.4%
18. Church & Dwight Co	Mainland Properties	250	0.6%	1.4%
19. Men's Wearhouse	Mainland Properties	206	0.5%	1.3%
20. Restoration Hardware	Mainland Properties	1,195	2.8%	1.3%
21. Primerica	Mainland Properties	344	0.8%	1.2%
22. United Launch	Mainland Properties	169	0.4%	1.2%
23. The Southern Company	Mainland Properties	448	1.0%	1.1%
Total		13,438	31.3%	49.3%

[1] Pursuant to existing leases as of December 31, 2014 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2014, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases. Amounts are preliminary and subject to change. After the acquisition of properties from CCIT, we owned 115 properties (357 buildings, leasable land parcels and easements) on January 29, 2015. As of December 31, 2014, investment grade rated tenants represented 38.2% of the annualized rental revenue of these 115 properties.

COMBINED TENANT DIVERSITY AND CREDIT RATING

As of December 31, 2014, including properties acquired from CCIT in January 2015

EXHIBIT F



Tenant Industry	% of Annualized Rental Revenue [1]
Technology, Communications	22.4%
Real Estate, Financial	17.6%
Manufacturing, Transportation	15.0%
Retail, Food	15.0%
Energy Services	11.0%
Industrial	8.9%
Other	10.1%
	100.0%

% of Annualized Rental Revenue [1]



Tenant Credit Category	% of Annualized Rental Revenue [1]
Leased Hawaii lands	15.0% [2]
Investment grade rated	38.2% [3]
Non-investment grade or unrated	46.8%
	100.0%

% of Annualized Rental Revenue [1]



[1] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2014, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases. Amounts are preliminary and subject to change.

[2] Excludes certain leased Hawaii lands which are leased by investment grade rated tenants and included in the investment grade rated tenant credit category.

[3] Includes certain leased Hawaii lands which are leased by investment grade rated tenants.